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OMV and Borealis: Significant expansion of Burghausen site for leading position in petrochemical industry

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September 10, 2008

- OMV and Borealis invest EUR 840 mn in the expansion of their petrochemical production capacities in Burghausen
- Increase of ethylene production to 450,000 t per year; increase of propylene production to 560,000 t/a; increase of polypropylene production to 570,000 t/a
- New plants successfully on stream with the implementation of the innovative Borstar® and metathesis technologies
- Expansion of polypropylene capacities to address growing demand for advanced packaging products and medical applications
- Inauguration ceremony on September 10, 2008 under the patronage of Emilia Müller, State Minister of Bavaria for Economy, Infrastructure, Transportation and Technology

In November 2006 OMV Aktiengesellschaft first announced their EUR 1.1 bn investment in Bavaria. So far EUR 640 mn have been invested in Burghausen refinery and an additional EUR 200 mn were invested by Borealis in the expansion of their neighbouring plastics production facilities. Since the successful OMV shutdown in 2007, the production and conversion of petrochemical base chemicals into innovative plastics products on the premises of OMV and Borealis have been flawlessly coordinated. OMV has increased the ethylene production by 110,000 t to 450,000 t per year and the propylene production by 315,000 t/a to 560,000 t/a. The boost of the polypropylene production by 330,000 t/a to 570,000 t/a has increased Borealis' polyolefin capacities to 745,000 t/a in total. Thus, Burghausen has become the ninth largest polyolefin site and the third largest polypropylene site in Europe. By acting as the patron of the inauguration ceremony, State Minister for Economy Emilia Müller recognises the innovative technologies and the potential to supply the plastics industry, which are two priority areas for the highly integrated Burghausen site.

OMV achieved these capacity expansions with the construction of the new metathesis plant, the expansion of the ethylene plant as well as the construction of a major cracker furnace. Borealis expanded its polypropylene production by integrating an additional Borstar® polypropylene plant on their premises in Burghausen. Development started in 2006, and the plant started up at the beginnings of 2008 after a major refinery shutdown for the integration of the new components.

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The ethylene and propylene plants as well as the polypropylene production plant are running smoothly and provide reliably the production output as planned. Following a routine optimisation phase it will now be possible to operate at more than nameplate production capacity in several new plants.

Application of innovative technologies

Especially the innovative metathesis plant, the first of its kind in Europe, was successfully integrated into the refinery system within a short period of time, despite a lack of prior experience. The production of petrochemical base materials is exceptionally efficient using metathesis. Today, this environmentally friendly method is considered one of the most significant innovations in recent years, causing a revolution within the chemical industry. On the one hand, less technical input is needed than with other conventional technologies; on the other hand, propylene production consumes 50% less energy.

OMV Deputy Chairman Gerhard Roiss, responsible for Refining and Marketing: "The OMV refinery in Burghausen with its focus on the petrochemical sector holds a special position within Germany's refinery industry. With the current investment a third of the production goes into plastics – apart from the classical target markets mobility and heath. By doing so, we achieve a significant increase of the refinery's value creation. We are already the main supplier for mineral oil products in Southern Germany, and we assume a strong position in Europe after the massive expansion of our ethylene and propylene production. Our EUR 1.1 bn investment in Bavaria has paid off both for us and for the business location Burghausen providing us with excellent perspectives for the future."

Simultaneously with the OMV petrochemical plant expansion Borealis, which is directly connected with the OMV refinery, expanded its capacities, by 80% from 415,000 to 745,000 t of polyolefin per year. Based on the proprietary Borstar® technology, the plant converts highly pure OMV propylene produced by metathesis into polypropylene, a multi-purpose plastics material. These newly developed materials facilitate the design of innovative plastics that open up new areas for applications such as specialised medical appliances and advanced packaging for the food industry. In addition, Borealis lives up to its commitment to energy efficiency and protection of the environment. The innovations in process design and the implementation of the Borealis-owned catalyst technology allow for energy savings of 16,000 MWh per year as well as for an increase in energy efficiency of 20%. The plant is one of the most advanced facilities of its kind worldwide.

Borealis Chief Executive Mark Garrett has confidence in the innovation strength of the company: "Our strategy is based on adding value to our products for our customers and our customers' customers. We refer to this as "Value Creation through Innovation". We work closely together with all our partners throughout the value chain to understand their specific needs and to provide them with innovative, value-creating plastics solutions. The production plays an integral role in this as our customers are entitled to expect a consistently reliable supply of high-quality polyolefins. With our new plant in Burghausen, the next stage of our unique patented Borstar® technology goes on stream, and we are very proud of it."

Focus on petrochemical applications as an advantage of location

The mineral oil market has undergone a rapid change over the last few years, with increasing importance of propylene and ethylene extraction from crude oil. As base materials for a wide range of chemical and petrochemical products, propylene and ethylene play a key role in the chemical industry and are experiencing increased demand. OMV continuously invests in this area, producing more propylene and ethylene and therefore creating more value compared to

conventional refinery products. Due to forecasts predicting higher production capacities and as one of the major suppliers, OMV creates substantial value at the Burghausen site to strengthen the Bavarian Chemical Triangle and the Southern German plastics industry. With well-directed investment programmes for the existing refinery sites, the Group consistently executes its corporate strategy of expanding its petrochemical production.

After the kickoff of the 360 km Ethylene Pipeline-South (EPS) between Münchsmünster and Ludwigshafen expected for 2009, OMV will be linked to the Western European ethylene network as well. The strategically important connection between the southeast Bavarian Chemical Triangle and the significant northwest European ethylene network around Ludwigshafen will then be established. The Company will be able to react even more flexibly to market volatility and can ensure the greatest possible supply security. The EPS will effectively secure the competitiveness of the Burghausen site.

OMV currently plans a 800 MW combi-cycle power station for the generation of electricity and steam for the Burghausen refinery. This is an important step towards both an extension of the value added chain from gas to electricity and the securing of the location. The feasibility study on hand concerning this power station project came to a positive conclusion. With the integration into the refinery the efficiency will be further increased by 5 % on average - and the energy consumption will be significantly reduced. The synergies achieved will be an improved environmental protection and a higher profitability. The decision regarding the investment should be made by the end of 2008. 2012 would thus be the earliest start-up date.

Background information:

OMV Aktiengesellschaft
With Group sales of EUR 20.04 bn and a workforce of 33,665 employees in 2007, and a as market capitalization of approximately EUR 12 bn, OMV Aktiengesellschaft is one of Austria's largest listed industrial companies. With oil and gas reserves of approximately 1.22 bn boe, a production of around 321,000 boe/d and an annual refining capacity of 26.4 mn t, OMV is the largest oil and gas group in Central Europe. OMV has 2,538 filling stations in 13 countries, resulting in a market share of 20% of the group in the Refining and Marketing (R&M) business segment in the Danube Region. In Exploration and Production (E&P), OMV is active in 20 countries in six core regions. OMV sells more than 13 bcm of gas per year. Via Baumgarten, one of the most important turntables for gas in Europe approximately 64 bcm gas is transported annually. OMV's Central European Gas Hub is amongst the three largest hubs in Europe. As of year-end 2007, OMV holds a 36% stake in Borealis AG, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 45% of the refining network Bayernoil and approximately 20% of the Hungarian company MOL. OMV further strengthened its leading position in the European growth belt through the acquisition of 41.30% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

Borealis is leading provider of innovative, value creating plastics solutions. With more than 40 years of experience in polyolefins and using its unique Borstar® technology, Borealis focuses on the infrastructure, automotive and advanced packaging markets across Europe, the Middle East and Asia. The production facilities, innovation centres and service centres work with customers in more than 170 countries to provide the materials that make an essential contribution to society and sustainable development. Borealis is committed to the principles of Responsible Care® and to leading the way in 'Shaping the Future with Plastics'™.

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For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Homepage: www.omv.com

Next result announcement: January – September and Q3 2008 on November 6, 2008

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